Robert K. Reeves
Senior Vice President, General Counsel
and Chief Administrative Officer
October 5, 2007
Mellissa Campbell Duru
Attorney Advisor / Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:	Anadarko Petroleum Corporation Definitive Proxy Statement on Schedule 14A Filed March 27, 2007 File No. 001-08968
Dear Ms. Duru:
     We are providing the following responses to the comment letter dated August 21, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Definitive Proxy Statement on Schedule 14A filed on March 27, 2007 (the “Proxy Statement”) by Anadarko Petroleum Corporation (the “Company”). The following responses are keyed to the staff’s comments. All page numbers in our responses refer to the Proxy Statement.
     We have received the staff comment letter and have provided supplemental information where requested. In addition, as indicated in our responses below, we propose to make appropriate clarifications or modifications to our disclosures in future filings.
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Director Compensation, page 8
Director Compensation Table for the Last Fiscal Year, page 10
1.	You state that Messrs. Butler and Gordon received payment of their director fees in stock. Explain in the narrative the reason for granting this type of election in payment method and how the stock so paid, was valued (i.e. the price of the stock on the grant date, the grant date and any assumptions made with respect to valuation). Additionally, please disclose whether this type of election is available to all directors.

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

Response: We note the staff’s comment, and in future filings we will include additional clarifying language. As stated on page 9 of the Proxy Statement, non-management directors may elect to receive all or a portion of the payment for their Board and Committee service (which includes retainers and meeting fees) in cash, common stock or a combination of both. This option is available to all non-management directors under the provisions of the 1998 Director Stock Option Plan. Receipt of compensation in the form of common stock provides non-management directors the opportunity to increase their personal ownership in the Company and comply with the established director stock ownership guidelines that require directors to hold stock equivalent to three times the annual Board retainer. This option also provides directors a method to invest in the Company as a shareholder and aligns their interests with the shareholders of the Company. The number of shares issued to directors for payment in lieu of their cash fees is determined at the end of the quarter for which compensation is earned, and is calculated by dividing the closing price of the Company’s common stock on the date of grant into the applicable fee for that period.
Compensation Committee, page 14
Roles of Executives in Compensation, page 15
2.	You disclose that your executive officers “play a meaningful role” in compensation design and decision making. Please disclose in greater detail the respective role of each of the referenced individuals in determining or recommending the amount or form of executive or director compensation paid during the fiscal year. See Item 407(e)(3)(ii) of Regulation S-K.

Response: We note the staff’s comment, and in future filings we will clarify how executive officers are involved at the request of the Compensation Committee to work with the independent compensation consultant on recommendations for executive officer compensation, and further how such officers are tasked with implementing the decisions of the Compensation Committee.
Role of Compensation Consultants, page 15
3.	You disclose that additional consultants are engaged from time to time and outside legal advisors serve as consultants to assist the compensation committee in the execution of its duties. Please identify any such additional consultants during the fiscal year and the specific projects, if any, that they executed. See Item 407(e)(3) of Regulation S-K.

Response: While the Company has hired third-party consultants to provide assistance with more broad-based compensation, benefits and human resources related issues and assignments, the Compensation Committee has not engaged any consultants other than Hewitt Associates LLC (“Hewitt”).

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

If the Company or the compensation committee were to engage any other advisors specifically for projects and/or guidance focused solely on executive and director compensation, in addition to the compensation consultant first disclosed, such advisor and the nature of the engagement would be fully disclosed in compliance with Item 407(e)(3)(iii).

4.	Given the material impact to your compensation program and objectives caused by the acquisitions made in fiscal 2006, address in greater detail, the nature and scope of the engagement of Hewitt Associates LLC and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response: The fundamental nature and scope of Hewitt’s engagement with the Company did not change as a result of the acquisitions made by the Company in 2006. As noted on page 14, there were several special meetings at which the Committee addressed changes to the Company’s senior management team and the overall impact of the acquisitions on the Company’s compensation and benefit programs; however, many of these discussions, particularly with respect to compensation philosophy and program structure, were also held in the regular course and in light of the new executive compensation disclosure rules promulgated by the Commission. Hewitt also provided advice regarding the impact of the acquisitions and subsequent divestitures as well as other industry consolidation on our compensation program design and objectives as well as the appropriateness of the companies within our industry and supplemental peer groups. The Committee also asked Hewitt for its views generally on executive compensation as a result of increased duties for the Company’s officers related to integrating the operations of three companies. Even if the acquisitions had not occurred, however, Hewitt still would have provided the Company its views on the Company’s compensation philosophy and the competitive landscape, and the other duties outlined on pages 14-15 of the Proxy Statement. Accordingly, there were no amendments to the nature of Hewitt’s engagement or fee structure as a result of the acquisitions, as Hewitt’s professional fees generally are invoiced for actual time incurred and therefore capture a more active meeting schedule.

5.	You refer to the use of tally sheets. Identify the general components of the tally sheets and explain the weight assigned to the review of the tally sheets in the overall decision making process.

Response: As stated on page 23 of the Proxy Statement, tally sheets are developed and used to provide management and the Compensation Committee a single source, or snapshot, for viewing total compensation. The components of the tally sheet include:
•	Current total annual compensation, including salary, incentives, stock compensation, benefits and perquisites;

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

•	Accumulated unvested stock award values, and total stock ownership levels; and

•	Estimated termination liabilities for a variety of voluntary and involuntary events.
This total annual compensation summary outlines both the actual compensation delivered for the prior year as well as the target compensation opportunity for the current year.
The Compensation Committee does not assign a weighting to the tally sheets in the overall decision making process. Tally sheets are a tool to evaluate the Company’s compensation and benefits programs and are used to provide management and the Committee an overall view of the cumulative impact of all elements of compensation. They also ensure that there are no surprises or questions about certain compensation terms or values in the event of various termination scenarios.
In response to the staff’s comment, in future filings we will enhance this disclosure to clarify the use of tally sheets.
Compensation Discussion and Analysis, page 22
6.	Please ensure that consideration is given to the analysis called for by Item 402(b)(2) of Regulation S-K. Throughout this section, we note disclosure that needs to be clarified or further supplemented. Specifically address the manner in which the compensation program objectives have changed or will change in light of the acquisitions made in fiscal 2006. Moreover, specify for each named executive officer, the experience level, role and contribution that were considered in the award of compensation during the last fiscal year. For example, on page 23 you refer in your benchmarking discussion to other factors considered by the compensation committee in making compensation decisions, yet you do not provide specific examples, by reference to the named executives’ compensation awards, of how such factors were considered in practice. Provide further discussion of these factors and the role of each factor in determining compensation awarded to a named executive officer.

Response: We note the staff’s comment, and in future filings will review our disclosure with an eye toward more specifically identifying the factors considered in determining executive compensation, including each named executive officer’s experience level, role and contribution. The Company will provide additional language to clarify the reasons for the deviations from targeted Company philosophy and identify the named executive officers whose actual compensation falls above the targeted percentile range and explain the formulaic reasons for any deviations; however, such deviations are often the result of the subjective analysis and consideration by the Compensation Committee. We respectfully submit to the staff that it is not always appropriate to provide an overly detailed, subjective analysis by the Compensation Committee for compensation decisions referencing named executive officers whose compensation is set at levels below targeted levels due to the potential chilling effect such disclosure could have on frank and open

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

communication between members of our Compensation Committee in assessing individual performance.

The Company’s compensation philosophy and objectives did not change as a result of the acquisitions; however, individual executive contributions to the acquisitions were taken into account in connection with the determination of base salary, bonus, and equity compensation awards for such officers.

7.	Please clarify the specific group used to benchmark each element of your compensation program. For example, you benchmark against the industry peer group with respect to base salary amounts, yet in your description of other components of compensation, your disclosure generally states that “competitive market data” was reviewed. Please identify the group against which you are benchmarking and explain why you choose to benchmark against one group of companies and not others with respect to the various elements of compensation.

Response: We note the staff’s comment, and in future filings we will revise our disclosure to more clearly identify the specific competitive data being reviewed relative to the various elements of compensation. For example, on pages 27 and 28, where “competitive market data” is referenced, we will clarify our disclosure to specifically refer to the industry peer group (which is identified on page 24). As noted on page 24, the Compensation Committee benchmarks total executive compensation primarily against the industry peer group, and the supplemental benchmark group illustrates broader trends and provides an additional reference point for executive officer positions that are not exclusive to the oil and gas industry.
Elements of Compensation, page 25
Base Salary, page 25
8.	You indicate that base salaries are “generally targeted” between the 50th and 75th percentiles of the comparative market data of the comparator group. You also disclose that for all other named executive officers other than Mr. Hackett, base salaries actually awarded in fiscal 2006 were at or below the median of the comparator group. Your disclosure should address the reasons for the deviation from targeted percentiles. In addition to disclosing actual compensation awarded relative to a targeted percentile, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and state the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: We note the staff’s comment, and in future filings will revise our disclosure accordingly. As explained on page 22 of the Proxy Statement, the Compensation Committee compares target compensation levels among each of the Company’s executive officers to ensure such target compensation levels are appropriate when considering each

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

executive’s role, experience level and contribution to the organization. As appropriate, the Company will identify the named executive officers whose actual compensation falls above the targeted percentile range and, to the extent applicable, provide additional language to clarify the formulaic reasons for the deviations from such targets; however, such deviations are often the result of the subjective analysis and consideration by the Compensation Committee. We respectfully submit to the staff that it is not always appropriate to provide an overly detailed, subjective analysis by the Compensation Committee for compensation decisions referencing named executive officers whose compensation is set at levels below targeted levels due to the potential chilling effect such disclosure could have on frank and open communication between members of our Compensation Committee in assessing individual performance.

9.	We direct you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded and type of awards made to Mr. Hackett differs significantly from that awarded to the other named executive officers. Also disclose why the payments to Mr. Hackett upon a termination event were structured to be significantly higher than the other named executives.

Response: We note the staff’s comment, and in future filings we will address with more specificity material differences between compensation levels and structure for individual officers. At the time Mr. Hackett was hired by the Company as Chief Executive Officer, the Compensation Committee, together with the Board of Directors as a whole, determined that the elements of compensation contained in Mr. Hackett’s employment agreement (and reflected in the table on page 36) were necessary to attract and retain him as Chief Executive Officer. With respect to certain payments that Mr. Hackett may receive upon a termination event, the termination payments were not structured to be significantly higher, but merely reflect the terms of Mr. Hackett’s employment agreement and a compounding of individual components that are individually higher than the other named executive officers.
Bonuses, page 26
10.	Your discussion under this heading is dense and difficult to follow. You disclose the assigned weighting of metrics and provide disclosure of percentage of targets that must be met, yet you do not disclose actual quantitative and qualitative targets, thereby hindering an understanding of how bonuses are computed and awarded. Disclose the specific internal operational, financial and safety measures and minimum performance level that were established for purposes of determining at what level bonus amounts would begin to accrue. Disclose all targets that needed to be met in order for an award to be made. For example, explain in a simple and concise manner, the “formulaic calculation” that yielded the 137% performance rating and the relevance of said rating on

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

the awards made on an individual basis to the executives. Address also the impact, if any, on such rating that was caused by the Kerr McGee and Western Gas acquisitions.
Response: We note the staff’s comment. The performance measures and specified weightings for each measure in determining the performance rating are listed on page 26 of the Proxy Statement. In determining the performance rating, actual performance for 2006 for each measure was compared to the established targets. The results for each performance metric are noted in the first paragraph of page 27. The calculation of the performance rating is illustrated in the following table:

Measure	Weighting	Threshold	Result	Payout % Earned
Operational Goals
Reserve Additions (absolute reserve additions for the year)	25%	(1)	0%	0%
Production Volume Growth (sales volume for the year)	25%	(1)	200%	50%
Financial Goals
F&D (finding and development costs per barrel of oil equivalent of reserves added)	15%	(1)	0%	0%
EBITDA/BOE (earnings before interest, taxes, depreciation and amortization divided by sales volume for the year)	25%	(1)	270%	68%
Safety Goal
TRIR (total recordable incident rate per 100 regular employees — lost time accidents plus medical treatment cases, multiplied by 200,000 hours divided by total company hours worked)	10%	.86	192%	19%
Total	100%			137%

(1)	This information is being provided supplementally to the staff pursuant to a confidential treatment request.
As set forth above, each individual measure does not need to be met in order to achieve payout under the program; rather, each element is weighted and the Compensation Committee reviews the aggregate percentage of the elements, and has the ability to exercise its discretion to make downward adjustments.

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

As reflected on page 27, the Kerr-McGee and Western Gas acquisitions did positively impact the Company’s Production Volume Growth and EBITDA measures; however, the Compensation Committee exercised downward discretion in determining the performance rating for bonus payouts.

11.	To the extent you believe that disclosure of qualitative and quantitative targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We believe disclosure of the Company’s operational and financial performance metrics for a given year are not material to an investor’s understanding of the determination of each named executive officer’s total compensation, and the target itself is not a material element of the Company’s compensation of named executive officers. However, such metrics are material from an operational perspective and would cause competitive harm if disclosed. We believe more effective and meaningful disclosure is achieved by providing a detailed summary, as discussed herein and in our Proxy Statement, of the weightings of the metrics, the difficulty in achieving them, the process by which performance ratings are reviewed, and the role the Compensation Committee has in certifying such performance ratings.

The targets for each of the measures identified above are set at an aggressive level and are designed to motivate high performance and to achieve annual objectives. These targets are designed to be specific to our industry and challenging to attain, with no assurance that any of the targets will be achieved. For example, as noted on page 27, the Company did not achieve its finding and development cost target for 2006. The Company did achieve its target for this measure in 2005, but did not achieve it in 2004.

Moreover, given the Compensation Committee’s ability to exercise downward discretion on the achievement of performance targets, the inclusion of the specific targets could be misleading because the achievement of those targets does not necessarily indicate the actual payout to be received under the Annual Incentive Plans.

Although the process by which the Compensation Committee evaluates performance metrics is a material element of the compensation process, the actual targets themselves are not. For example, the specific performance metrics for 2006 were established prior to the Company’s acquisitions of Kerr-McGee and Western. As illustrated on the above table, the impact of the acquisitions on the performance metrics was significant enough that the Compensation Committee exercised its discretion in analyzing the Company’s performance against the specific targets (although still using the metrics as a snapshot of performance) to determine the appropriate performance rating. Due to the dynamic

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

nature of the Company’s operations from year to year, the Compensation Committee can and may exercise substantial discretion relating to performance against these metrics over the course of a calendar year.

12.	You indicate on page 26 that the compensation committee establishes the performance metrics at the beginning of each year. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure, including the disclosure of the current year’s metrics and target levels. See Section II.B.1 of Commission Release 33-8732A. As noted in the prior comment, to the extent you believe that disclosure of qualitative and quantitative targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We note the staff’s comment and in future filings will disclose Compensation Committee actions regarding executive compensation taken after the end of the fiscal year to the extent such information is material to a fair understanding of the named executive officers’ compensation.

13.	Explain the criteria used to determine whether an executive officer will receive an additional “special bonus.” For example, identify how objective criteria, if any, were applied in determining the special bonus amount awarded to Mr. Hackett during fiscal 2006. To the extent that no objective criteria exist and the bonus is completely at the discretion of the compensation committee, clearly state this fact and any factors considered in the award of the special bonus and why such bonus was paid.

Response: The Company believes that the reason for awarding the special bonus to Mr. Hackett in 2006 is adequately explained in the footnotes to the Summary Compensation Table and the Grants of Plan-Based Awards table. However, if, in the future, the Compensation Committee makes any special awards to named executives, the Company will ensure the reason for the award is adequately explained in the related filing and will also note whether such award was at the discretion of the Committee.
Equity Compensation, page 28
14.	Although you indicate that one-third of the value of the long-term incentive target value is allocated amongst the three incentive vehicles, elaborate further on how the total targeted value is established. For example, specify for each named executive officer how their position and ability to influence results and create shareholder value were considered in setting the total targeted value for each officer. Additionally, indicate

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

whether the compensation committee may exercise its discretion in adjusting the total value awarded to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Response: We note the staff’s comment, and will address these differences with more specificity in future filings. Specifically, we will clarify in our disclosure how the total targeted value for each officer is established, and to what extent the Compensation Committee may exercise discretion in adjusting the value awarded to a named executive.

15.	You disclose that “repricing of options to a lower strike price is prohibited, unless approved by shareholders.” Identify whether any such repricings were approved by shareholders in recent years. Similarly, as noted in Item 401(b)(1)(vi) of Regulation S-K, please explain why the company chooses to retain this repricing option and how it fits into the company’s overall compensation objectives.

Response: No repricing of options to a lower strike price has been approved, by shareholders or otherwise, in at least the last ten years. Item 402(b)(1)(vi) of Regulation S-K asks a registrant to disclose why it chooses to pay each element of compensation. This plan provision was added when shareholders approved the amended 1999 Stock Incentive Plan in 2005 as an affirmation by the Company that it would not lower option strike price without shareholder approval and, at the time, was an addition to stock plans by companies demonstrating good governance practices. The addition of this language was based on the compensation consultant’s recommendation to include a more comprehensive statement in the plan addressing the ability to reprice or cancel and reissue options based on institutional investor requirements at that time. Moreover, the Company perceived the language as a positive in that neither the Company nor the Compensation Committee could engage in any repricing of options to a lower strike price without shareholder consent. Accordingly, as the Company does not remunerate officers in a manner that would allow for repricing of options to a lower strike prices, no disclosure was provided.
Perquisites, page 32
16.	Please clarify the “certain circumstances” in which “certain” officers may receive additional perquisites.

Response: Perquisites are used to provide executives with additional benefits and to remain competitive with the Company’s peers. Certain officers who do not currently receive one or more perquisites made available to other officers may periodically be awarded those perquisites for special recognition or as additional compensation to align such officers’ compensation with other officers in the company as well as officers in similar positions at other companies. For example, see the footnotes to the “Other Compensation” table with respect to closing gifts related to the Kerr-McGee and Western acquisitions.

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

Potential Payments Upon Change of Control, page 36
17.	We direct you to Item 402(j)(1) of Regulation S-K. Please disclose the definitions of key terms noted in this section, such as “cause” and “good reason.” In addition, the discussion regarding post-termination benefits should be presented in a more concise and clear manner pursuant to Item 402(j) of Regulation S-K.

Response: We note the staff’s comment, and in future filings we will further clarify this disclosure by including definitions of key terms noted in this section. In addition, we will review the disclosure regarding post-termination benefits with an eye toward making such disclosure more clear and concise as may be necessary to comply with Item 402(j) of Regulation S-K. We respectfully submit to the staff that the discussion of post-termination benefits is presented in a concise and clear manner; accordingly, we would appreciate clarification from the staff regarding what it considers necessary for a concise and clear presentation of these benefits.

18.	Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response: We note the staff’s comment, and in future filings we will provide additional disclosure regarding how the terms of the severance and change of control plans are determined. The Compensation Committee considers the impact on each element of compensation upon a termination or change of control at the time it reviews and makes determinations on executive compensation and does not separately evaluate the appropriateness of each termination payment element. The Key Employee Change of Control agreements and Executive Officer Severance Plan were reviewed against industry standards at the time they were adopted.
Transactions with Management and Others, page 54
19.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Response: We note the staff’s comment, and will provide the appropriate disclosure as required by Item 404(b)(2).

Mellissa Campbell Duru
Securities and Exchange Commission
October 5, 2007

     We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3212 or by facsimile at (832) 636-3214.

Very truly yours,
/s/ Robert K. Reeves
Robert K. Reeves

cc:	John W. Poduska, Sr., Chairperson, Compensation and Benefits Committee